Morgan Creek Series Trust

David James
T +1 617 662 1742
 F +1 617 662 3805
DJames@statestreet.com

May 20, 2016

Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Morgan Creek Series Trust (the “Trust”) on behalf of its respective series: Morgan Creek Tactical Allocation Fund (the “Fund”)

This letter is in response to the comments provided via teleconference on April 13, 2016 to the Fund’s Form N-SAR, which was filed with the Securities and Exchange Commission (the “SEC”) via EDGAR, on May 29, 2015 and to the Fund’s fiscal year end March 31, 2015 annual report (the “Annual Report”) that was included in the Form N-CSR, which was filed with the SEC via EDGAR, on June 3, 2015. The comments provided by the SEC Staff and the responses of the Trust are listed below:

Form N-SAR

1.	Comment:	Exhibit 77B contains the opinion of the independent registered public accounting firm on the Fund’s financial statements. Please file an amended Form N-SAR with the opinion on the Fund’s internal controls over financial reporting for the reporting period as of March 31, 2015.

	Response:	The Fund has filed Form N-SAR-B/A as requested on April 28, 2016.

Form N-CSR

2.	Comment:	In the Fund’s Annual Report, please discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year per Item 27(b)7(i) of Form N-1A.

	Response:	The Fund will include a full 12-month discussion of the factors that materially affected the Fund’s performance in future annual reports.

3.	Comment:	In the Fund’s Annual Report, please present the Institutional Class line graph based on the minimum investment required with respect to investment in Institutional Class shares per instruction 1(d) to Item 27(b)(7)(ii)(A) of Form N-1A.

Morgan Creek Series Trust
Response:	In future filings, the Institutional Class line graph will be based on a minimum investment of $1,000,000.

4.	Comment:	Page 11 of the Fund’s Annual Report discloses $33,823 as an asset due from the Adviser. Please confirm when the payment was made from the Adviser.

	Response:	The Trust submits that the payment was netted against the management fee due to the Adviser on April 17, 2015.

5.	Comment:	Page 15 of the Fund’s Annual Report states that the portfolio turnover rate is 559% for the fiscal year ended March 31, 2015. There is no portfolio turnover risk disclosed under Item 4 of the Fund’s prospectus filed under Form N-1A on July 24, 2015.

	Response:	In future filings, the Fund will include portfolio turnover risk as a principal risk in its prospectus as required by Item 4.

6.	Comment:	Page 10 of the Fund’s Annual Report discloses approximately $10 million in short sales and approximately $2.5 million on deposit with the Trust’s broker. Please disclose the long holdings on the schedule of investments that are earmarked against the short position.

	Response:	In future filings, the Fund will disclose its segregated securities on the schedule of investments.

7.	Comment:	Please include, if applicable, a statement of cash flows regarding the Fund’s short sales in accordance with Financial Accounting Standards Board’s (“FASB”) accounting standards codification (“ASC”) 230 and the American Institute of CPAs (“AICPA”) technical question and answer section 6910.25.

	Response:	The Trust submits that the Fund’s short sales are considered “a result of investment practices” as indicated in AICPA section 6910.25 and thus are not considered debt for purposes of assessing whether a statement of cash flows is necessary. The Trust respectfully notes that a statement of cash flows is therefore not applicable.

8.	Comment:	Page 22 of the Fund’s Annual Report states that the Fund has an expense limitation agreement dated June 1, 2015 (the “Expense Limitation Agreement”) that has a 5-year recoupment provision. However, there is no disclosure in the Annual Report or the Fund’s Prospectus regarding the recoupment provision. Please include the applicable disclosure going forward.

	Response:	The Fund will provide disclosure relating to its recoupment provision to the Expense Limitation Agreement in its future Shareholder Reports and Prospectuses.

Morgan Creek Series Trust
9.	Comment:
The Expense Limitation Agreement contains a 5-year recoupment provision. When a recoupment period exceeds three years, the fund needs to consider the need to accrue a liability for the recoupment amount, which would offset the benefit of a current year’s waiver. Please explain the fund’s consideration of the need to accrue a liability for the recoupment of waived fees consistent with the AICPA April 2011 and March 2012 Investment Company Expert Panel guidance.

Response:
We note that as per FASB ASC 946-20-05-08, some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may also provide that reimbursement of excess expenses to the fund adviser is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years.

FASB ASC 946-20-05-08 also notes that under most excess expense plans, a fund is obligated to repay a servicer for expenses incurred previously only if, during a defined period, the fund retains the service provider and can reduce its expense ratio to a low enough level to permit payment, and maintain that ratio at a sufficiently low level thereafter. Many substantive conditions could cause the fund to have no obligation to the servicer, including failure to attract assets, significant redemptions of shares by investors, market depreciation, and significant increases in other expenses, all of which could drive expenses up to or beyond the maximum under which payment would otherwise be made. According to FASB ASC 946-20-25-4, a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), and the criteria in FASB ASC 450-20-25-2.

The Fund commenced operations in August 2013 and is one of only two registered investment companies that have been launched and managed by Morgan Creek Capital Management, LLC (the Advisor). The strategy for the Fund was to establish a performance track record for approximately three years from its launch, at which time the Fund would be actively marketed to prospective investors. With limited prior experience in managing registered funds and given the expectation that the Fund would not see substantial growth in its net assets during its first three years of operation, the Advisor determined that a five year recoupment period at inception was reasonable and appropriate for the Fund.

Under FASB Concepts Statement No. 6 and ASC 450 as referenced above, management has undergone an analysis and determined a liability should not be recorded by the Fund for the recoupment of previously waived fees by the Advisor at each reporting date. During the year ended March 31, 2015, the Fund’s net assets decreased by $12.1 million or 23%. During the six months ended September 30, 2015, the Fund’s net assets decreased further by $14.0 million or 35%. The recoupment of fees would require the Fund to experience significant net asset growth in future periods, which is not currently considered probable under FASB ASC 450 given the asset depreciation, net redemption of shares, and increase in expenses that the Fund has experienced.

In evaluating the criteria of paragraph 36 of FASB Concepts No. 6 as referenced above, the Fund does not have (a) a present duty or responsibility to the Advisor that entails settlement by a probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) a duty or responsibility obligating the Fund, leaving it little or no discretion to avoid the future sacrifice, or (c) an obligation resulting from a transaction or other event that has already happened. As such, management has determined that at each reporting date, the Fund has not met the criteria for recording a liability to the Advisor with respect to the future reimbursement of the expenses to the Advisor.

10.	Comment:	Page 26 of the Fund’s Annual Report does not include the interest expense on shorts sales in the Expense Example. Please include the interest expense going forward.

	Response:	In future filings, the Fund will include the interest expense on its shorts sales in the Expense Example.

Very truly yours,

/s/ David James
David James
Secretary of the Trust